GURU HEALTH

May 11, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Lisa Kohl
Division of Corporate Finance
Mail Stop 4631
100 F. Street NE
Washington, D.C. 20549-7010

Re: Guru Health
    Registration Statement on Form S-1
    File No. 333-168037

Dear Miss Kohl

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Guru Health (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 2:00 PM EST Eastern Standard Time on May 13, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Guru Health


By: /s/ Vanessa Gillis
   -------------------------------
   Vanessa Gillis
   Chief Executive Officer


                              #10-1019 17th Ave SW
                                 Calgary Alberta
                                 T2T 0A7, Canada